Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

December 17, 2024

Via EDGAR

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Amendment No. 5 to Registration Statement on Form F-1

Filed November 4, 2024

File No. 333-276313

Dear Ms. Reed and Mr. King:

This letter is in response to the letter dated November 19, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to Amendment No. 5 to Registration Statement on Form F-1 filed with the Commission on November 4, 2024 (the “Original Registration Statement”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 6 to the Registration Statement on Form F-1 (“Amendment No. 6”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1 filed November 4, 2024

Risk Factors

Risks Related to Our Business and Industry, page 15

1.	We note that your revenues for the six months ended June 30, 2024 declined 61.34%, attributed primarily to “depression of economic activities in local market” and an “overall economic downturn result[ing] in reduced demand for alcoholic beverages in Macau.” We further note your risk factor disclosure that your business “may be negatively affected by various economic and social disruptions, including but not limited to a slowdown, recession, or inflationary pressures in the general economy…These disruptions could result in reduced demand for the Operating Entity’s products…” Please update where appropriate if recent inflationary pressures and economic conditions have materially impacted your operations. Identify the types of inflationary pressures you are facing and how your business has been affected, as well as any actions planned or taken to mitigate such pressures.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have revised the Original Registration Statement as requested in Amendment No. 6.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Industry Overview, page 66

2.	Please update the description of the state of your industry for consistency with the results of operations disclosure that there has been a “noticeable decrease in the demand for alcoholic beverages in Macau” and that a recent “overall economic downtown” has caused “a serious contraction of the wholesale market for low-priced alcoholic beverages.” In this regard, we note that much of the disclosure in this section is given as of 2022 or early 2023 and includes statements implying that the market and demand for alcoholic beverages in Macau is continuing to grow (e.g., “As the economy recovers, the consumption of alcoholic beverages in Macau is expected to increase…” and “[t]he growth trend likely correlates to the expansion of the middle and upper classes in Macau and their ability and willingness to purchase high-end and craft alcoholic beverages…”).

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have revised the Original Registration Statement as requested in Amendment No. 6.

Underwriting, page 117

3.	Provide additional information as to why your disclosure and Sections 2.27 and 3.18 of the form of underwriting agreement filed as Exhibit 1.1 indicate that the lock-up arrangements applicable to the company, directors, officers, and holders of at least 5% of outstanding ordinary shares will be in favor only of EF Hutton, rather than both underwriters for the offering. Explain the purpose of this distinction, and clarify whether this is meant to suggest that EF Hutton will be able to unilaterally release such parties from their lock-up arrangements, and if so, why this was decided upon. In this regard, we note that Section 3.19 of the form of underwriting agreement suggests that EF Hutton will have the sole ability to waive the lock-up period, but the form of press release included within Exhibit 1.1 and description of lock-up agreements at page 119 are inconsistent on this point.

Response:

We acknowledge the Staff’s comments and respectfully inform you that the indication of the lock-up arrangements being in favor only of EF Hutton in the Original Registration Statement and Sections 2.27 and 3.18 of the form of underwriting agreement filed as Exhibit 1.1 thereto was a typographical error. Additionally, EF Hutton has recently changed its name to D. Boral Capital LLC. As such, we have revised the Original Registration Statement to correct the typographical error and updated EF Hutton’s name to D. Boral Capital LLC in Amendment No. 6.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of iTKG Law LLC, at (650) 799 2061.

Sincerely,

/s/ Son I. Tam
Name:	Son I. Tam
Title:	Chief Executive Officer, Chief Financial Officer, and Chairman

cc:	Laura Hemmann, Esq., iTKG Law LLC